[LETTERHEAD OF FERRELLGAS PARTNERS, L.P.]
                                One Liberty Plaza
                             Liberty, Missouri 64068

                                  April 9, 1998


The Securities and Exchange Commission
Mail Stop 3-8
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.   20549

                  Re:      Ferrellgas Partners, L.P. Form S-3
                           (File Number 333-40615)

Ladies and Gentlemen:

                  In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Ferrellgas Partners, L.P. ("Ferrellgas") hereby requests permission to withdraw its Registration Statement on Form S-3 (File Number 333-40615) that was originally filed with the Securities and Exchange Commission on November 20, 1997 (the "Registration Statement"). Ferrellgas is withdrawing the Registration Statement because it does not intend to conduct the offering of Subordinated Units contemplated in the Registration Statement at this time. No Subordinated Units have been issued or sold under the Registration Statement.

                  If you have any questions with respect to this letter, please call either Michael O'Leary of the law firm of Andrews & Kurth L.L.P. at (713) 220-4200 or me at (816) 792-1600.

                                          Very truly yours,

                                          Ferrellgas Partners, L.P.
                                          By: Ferrellgas, Inc., General Partner


                                          /s/ DANLEY K. SHELDON
                                          ----------------------------------
                                          By: Danley K. Sheldon
                                              President, Chief Financial Officer
                                                 and Treasurer

cc:      Edward Guay
         Michael O'Leary
         Mike Beal
         Walter Smith